                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 2)

                           HOME SHOPPING NETWORK, INC.

                                (Name of Issuer)

                    Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                    437351109


                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                   Senior Vice President and General Counsel
                           Tele-Communications, Inc.
                                5619 DTC Parkway
                               Englewood, CO 80111
                                 (303) 267-5500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 27, 1995

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 827740101
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         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 Tele-Communications, Inc.
                 84-1260157

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         (2)     Check the Appropriate Box if a Member of a Group
                                                        (a)      / /
                                                        (b)      / /

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         (3)     SEC Use Only

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         (4)     Source of Funds

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         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)                            / /

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         (6)     Citizenship or Place of Organization

                 Delaware

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 Number of       (7)      Sole Voting Power                 0 shares
Shares Bene-              ------------------------------------------------------
 ficially        (8)      Shared Voting Power               37,566,702 shares
 Owned by                 ------------------------------------------------------
Each Report-     (9)      Sole Dispositive Power            0 shares
ing Person                ------------------------------------------------------
  With          (10)      Shared Dispositive Power          37,566,702 shares

--------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                 37,566,702 shares
                 See Item 5

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         (12)    Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares                                           /X/

                 Excludes shares beneficially owned by the executive officers and directors of TCI. See Item 5.

--------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)

                                     41.5%

                 Assumes conversion of Class B Stock into Common Stock. Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own (prior to any conversion of the Class B Stock) equity securities of the Company representing approximately 80% of the voting power of the Company.

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         (14)    Type of Reporting Person (See Instructions)

                                       CO




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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement Of

                            TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                           HOME SHOPPING NETWORK, INC.


                 This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Home Shopping Network, Inc., a Delaware corporation (the "Company"). The Report on
Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person"), on August 12, 1994, as amended by Amendment No. 1 thereto (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 2 to the TCI Schedule 13D.

                 The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

                 Item 4 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                 On November 27, 1995, and prior to there being any agreement, arrangement or understanding relating to the transactions described below, Liberty Media Corporation ("Liberty"), a wholly owned subsidiary of TCI, and Silver King Communications, Inc. ("Silver King"), requested that the Board of Directors of the Company consider and approve for purposes of Section 203 of the Delaware General Corporation Law ("Section 203") a transaction pursuant to which Liberty would indirectly transfer all of the shares of Common Stock and Class B Stock of the Company owned by it to Silver King in exchange for shares of Silver King. Such additional shares of Silver King would be held in Silver Co. (as defined in below) pursuant to the arrangements described herein. The Reporting Person has been advised by the Company that the Company's Board of Directors, upon the recommendation of a Special Committee of Independent Directors, approved the transaction, thereby exempting Silver King and certain other





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affiliates of Liberty and Barry Diller from the restrictions upon "business combinations" between an "interested stockholder" (as each such term is defined in Section 203) and the Company contained in Section 203.

                 Following such approval, Liberty, Mr. Diller and Silver King and certain of their affiliates, entered into a series of agreements pursuant to which, subject to the terms and conditions set forth therein, Liberty will indirectly transfer the 20,000,000 shares of Class B Stock and 17,566,702 shares of Common Stock held by TCI (collectively the "TCI HSN Shares") to Silver King (such transactions are referred to collectively as the "Merger and Exchange"). In addition, on such date Liberty and Mr. Diller entered into an amendment to the Stockholders Agreement, dated as of August 24, 1995 (as so amended, the "SK Stockholders Agreement"), with respect to the equity securities of Silver King. The SK Stockholders Agreement provides that Mr. Diller will be entitled to exercise voting authority over all equity securities of Silver King owned by Liberty, Mr. Diller and certain of their respective affiliates, subject to certain restrictions. Pursuant to the SK Stockholders Agreement, substantially all of Liberty's equity interest in Silver King will be held through an entity ("Silver Co.") in which Liberty will hold a non-voting equity interest (which is expected to constitute in excess of 99% of the outstanding equity interests in such entity) and Mr. Diller will hold the entire voting equity interest. Upon the occurrence of certain events described in the SK Stockholders Agreement, Liberty will be entitled to purchase Mr. Diller's equity interest in Silver Co. (subject to the receipt of required regulatory approvals), thus making Silver Co. a wholly owned subsidiary of Liberty. Thereafter, Liberty would be entitled to elect a majority of the directors of Silver King (by virtue of the voting power of the Silver King shares held by Silver Co.) and vote the shares of Silver King, subject to certain rights of Mr. Diller to require Liberty to grant him a proxy to vote such shares upon the occurrence of certain events.

                 Following the Merger and Exchange but without giving effect to certain other pending transactions involving Silver King, Liberty and/or Mr. Diller, it is currently expected that Liberty, Mr. Diller and their respective affiliates (including Silver Co.) will collectively beneficially own 5,359,054 shares of the Common Stock of Silver King and 8,082,000 shares of the Class B Common Stock of Silver King, which shares constitute approximately 59% of the outstanding equity securities of Silver King, which securities would, primarily by virtue of the fact that the shares of Class B Common Stock of Silver King are entitled to cast 10 votes per share while the Common Stock of Silver King is entitled to cast one vote per share, represent approximately 89% of the voting power of the outstanding equity securities of Silver King. In such event, the equity interest to be held by TCI in Silver Co. upon consummation of the Merger and Exchange (as well as the Silver King shares held directly by TCI) would represent an approximately 57% equity interest in Silver King, subject to certain limitations contained in the SK Stockholders Agreement.

                 By virtue of its acquisition of the TCI HSN Shares, Silver King would own shares of Common Stock and Class B Stock representing approximately 41% of the outstanding equity securities of the Company, which shares would represent approximately 80% of the voting power of the outstanding equity securities of the Company. As a result, Silver King would have the power to elect a majority of the members of the Board of Directors of the Company and to determine the outcome of the vote with respect to substantially all matters presented to a vote of the stockholders of the Company or by which such stockholders act by written consent. So long





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as Mr. Diller is entitled to vote the shares of Silver King held by Silver Co.,
Mr. Diller will have indirect voting control of the Company by virtue of his voting control of Silver King (based upon the anticipated equity capital structure of each of Silver King and the Company upon the consummation of the foregoing transactions).

                 Pursuant to the SK Stockholders Agreement, Diller has agreed that, if so requested by TCI, following the Merger and Exchange he will use his reasonable best efforts to cause one designee of TCI to serve or continue to serve on the Board of Directors of the Company.

                 In addition, Mr. Diller has been elected as the Chairman of the Board of the Company, and Mr. Diller and certain members of his proposed management team were granted options to purchase an aggregate of 16 million shares of Common Stock at an exercise price of $8.50 per share (which shares would represent approximately 15% of the outstanding common stock of the Company (assuming the exercise of all of such options)).

                 The consummation of the transactions described herein is subject to the satisfaction of a number of conditions, including, but not limited to, approval of the stockholders of Silver King of the issuance of the shares of Silver King Common Stock and Class B Common Stock in the Merger and Exchange and certain amendments to its Certificate of Incorporation and the receipt of certain regulatory consents and approvals.

                 The foregoing summary description of certain provisions of the SK Stockholders Agreement and the other agreements described above is qualified in its entirety by reference to the terms and provisions of such agreements, each of which is attached hereto as an Exhibit and incorporated by reference herein.

                 Other than as described herein, neither TCI nor, to the best of TCI's knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

                 Notwithstanding anything contained herein, the Reporting Person reserves the right, depending on other relevant factors, to change its intention with respect to any and all of the matters referred to in the preceding paragraph.




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
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                 As a result of the execution of the SK Stockholders Agreement, the Merger Agreement and the Exchange Agreement, TCI may be deemed to share beneficial ownership of the 20,000,000 shares of Class B Stock and 17,566,702 shares of Common Stock beneficially owned by it with Silver Co. and Silver King.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

                 Item 6 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                 The information set forth in Item 4 above is incorporated by reference herein.

                 In connection with the execution of the amendment to the SK Stockholders Agreement, on November 27, 1995, certain affiliates of Liberty and Silver Co. entered into a Merger Agreement (the "Merger Agreement") pursuant to which, subject to the applicable terms and conditions contained therein, an indirect wholly owned subsidiary of TCI holding all of the TCI HSN Shares will be merged with and into Silver Co. (the "Merger"), as a result of which Silver Co. will become the beneficial owner of all of the TCI HSN Shares. In the Merger, Liberty will receive an additional non-voting equity interest in Silver Co.

                 Immediately following the Merger, in accordance with an Exchange Agreement, also dated as of November 27, 1995, between Silver Co. and Silver King (the "Exchange Agreement"), Silver Co. will exchange the TCI HSN Shares for additional shares of Common Stock and Class B Common Stock of Silver King (the "Exchange").

                 The foregoing summary description of certain provisions of the Letter Agreement, the Merger Agreement and the Exchange Agreement is qualified in its entirety by reference to the terms and provisions of each of the Letter Agreement, the Merger Agreement and the Exchange Agreement, each of which is attached hereto as an Exhibit and incorporated by reference herein.





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         3. Press Release issued by Liberty Media Corporation, dated November 27, 1995.

         4. Press Release issued by Home Shopping Network, Inc., dated November 27, 1995.

         5. Letter Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Barry Diller.

         6. Letter Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Barry Diller.

         7. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc. and Liberty HSN, Inc.

         8. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.





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                                   SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  November 30, 1995


                                        TELE-COMMUNICATIONS, INC.



                                        By:  /s/Peter R. Barton
                                           ------------------------
                                             Name:  Peter R. Barton
                                             Title:  Executive Vice President









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                                EXHIBIT INDEX


         3. Press Release issued by Liberty Media Corporation, dated November 27, 1995.

         4. Press Release issued by Home Shopping Network, Inc., dated November 27, 1995.

         5. Letter Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Barry Diller.

         6. Letter Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Barry Diller.

         7. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc. and Liberty HSN, Inc.

         8. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.